SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 6)

National Interstate Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

63654U 100
(CUSIP Number)

Karl J. Grafe, Esq. One East Fourth Street Cincinnati, Ohio 45202 (513) 579-2540
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP NO. 63654U 100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

American Financial Group, Inc. 31-1544320

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio Corporation

5	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

SOLE VOTING POWER

10,200,000

6	SHARED VOTING POWER

- - -

7	SOLE DISPOSITIVE POWER SHARED VOTING POWER

10,200,000

8	SHARED DISPOSITIVE POWER

- - -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,200,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

52.46%

12	TYPE OF REPORTING PERSON*

CO

CUSIP NO. 63654U 100	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

National Interstate Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices.

3250 Interstate Drive, Richfield, OH 44286

Item 2(a)	Names of Person Filing

American Financial Group, Inc.

Item 2(b)	Address of Principal Business Office, or if None, Residence

301 East Fourth Street, Cincinnati, Ohio 45202

Item 2(c)	Citizenship

Ohio Corporation

Item 2(d)	Title of Class of Securities

Common Stock, no par value

Item 2(e)	Cusip Number

63654U 100

Item 3	If this statement is filed pursuant to Sections 240.13d-1(B) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act 15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(e)
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

CUSIP NO. 63654U 100	13G	Page 4 of 5 Pages

Item 4	Ownership.

(a)	Amount Beneficially Owned:	10,200,000
(b)	Percentage of Class:	52.46%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote:	10,200,000
	(ii) Shared power to vote or direct the vote:	none
	(iii) Sole power to vote or direct the disposition of:	10,200,000
	(iv) Shared power to dispose or direct the disposition of:	none

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8	Identification and Classification of Member of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 63654U 100	13G	Page 5 of 5 Pages

       After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

AMERICAN FINANCIAL GROUP, INC.

Dated: January 31, 2012	By:	/s/ Karl J. Grafe
Karl J. Grafe, Vice President